Exhibit (d)(2)

NON-DISCLOSURE AGREEMENT

This Non-Disclosure Agreement (“Agreement”), effective as of October 31, 2023 (“Effective Date”), is entered into by and between NGM Biopharmaceuticals, Inc., a Delaware corporation (“Discloser”) and The Column Group LLC (“Recipient”). Under this Agreement, Discloser may furnish certain of its confidential information to Counterparty in connection with the Counterparty’s evaluation of Discloser (“Purpose”) upon the terms and conditions set forth below.

1. Confidential Information. “Confidential Information” means information about, or the existence of this Agreement and/or any potential business relationship between the parties and all information furnished by Discloser or its Representatives (as defined below) to Recipient or its Representatives, whether disclosed or provided in oral, written, graphic, electronic, photographic or any other tangible form, including, without limitation: (a) data, know-how, trade secrets and other intellectual property; (b) information relating to research, products and product candidates, assays, clinical and regulatory affairs, technology, manufacturing (including without limitation manufacturing methods and cell lines), finances and forecasts, business and contractual relationships, employees and other business information; and (c) analyses, compilations, studies or other materials prepared by Recipient or its Representatives containing or based, in whole or in part, upon information that Discloser or its Representatives furnished to Recipient or its Representatives. Confidential Information shall not include information that Recipient can demonstrate through competent written documentation: (i) was in Recipient’s or its Representatives’ possession before receipt from Discloser or its Representatives; (ii) is or becomes available to the public through no fault, act or omission of Recipient or its Representatives; (iii) is furnished to Recipient or its Representatives by a third party under no obligation of confidentiality and with the right to make such disclosure without restriction; or (iv) was or is independently discovered or developed by Recipient or its Representatives without reference to or use of Confidential Information. Any combination of features or disclosures shall not be deemed to fall within the foregoing exclusions merely because certain individual features fall within such foregoing exclusions unless the combination as a whole falls within any of the above exclusions. “Affiliates” shall mean, as applicable to a party, any entity or person that directly or indirectly controls, is controlled by or is under common control with such entity or person; “control”, “controlled by” and “under common control with” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of an entity or person, whether through ownership of voting securities, by contract or otherwise. “Representatives” shall mean, as applicable, a party’s Affiliates and its and their respective directors, officers, partners, employees, consultants, advisors or agents.

2. Confidentiality and Non-Use Obligations. Without the prior written consent of Discloser, Recipient shall not use Confidential Information for any purpose other than the Purpose. Recipient shall hold Confidential Information in confidence, using at least the same degree of care that Recipient uses to protect its own Confidential Information, but in no case, less than reasonable care. Without the prior written consent of Discloser, Recipient will not disclose Confidential Information to any third party; provided that such Confidential Information may be disclosed to those of its Representatives who have a need to know such Confidential Information for the Purpose, are bound in writing or by an applicable fiduciary or professional duty to confidentiality and non-use obligations at least as stringent as those set forth herein and have been informed of the confidential nature of such Confidential Information and of the confidentiality and non-use undertakings of Recipient contained herein. Recipient shall promptly notify Discloser in writing of any unauthorized access to or release or use of its Confidential Information and shall be fully liable for any action or omission by any of its Representatives that would be a breach of this Agreement if performed by Recipient. For clarity, such notice shall not remedy any breach of this Agreement resulting from such unauthorized release, access or use.

3. Mandatory Disclosures. Notwithstanding anything to the contrary set forth herein, Recipient may disclose Confidential Information to the extent required by law (including, without limitation, as required by securities laws or stock exchange requirements) or by a valid order of a court or other governmental body having jurisdiction; provided, however, that Recipient shall: (a) promptly notify Discloser in writing of such requirement; (b) reasonably cooperate with Discloser’s requests to oppose or narrow the scope of such requirement; and (c) if a protective order or other appropriate remedy is not obtained, (i) furnish only that portion of Confidential Information that the law or a valid order of a court or other governmental body having jurisdiction requires Recipient to disclose and (ii) maintain its confidentiality and non-use obligations with respect to the information so disclosed in all other instances and circumstances.

4. Term and Termination; Return or Destruction. This Agreement shall expire one (1) year after the Effective Date. Either party may terminate this Agreement without cause and at any time by giving thirty (30) days’ prior written notice to the other party. Recipient’s confidentiality and non-use obligations under this Agreement with respect to Confidential Information shall survive the expiration or earlier termination of this Agreement for a period of seven (7) years thereafter (except for trade secrets, which shall be held in confidence for so long as they are protected under applicable law as trade secrets). Recipient shall promptly, upon Discloser’s written request, return to Discloser or, at Discloser’s election and reasonable expense, destroy all Confidential Information and certify in writing to Discloser the completion of such return and/or destruction; provided, however, that Recipient may retain: (a) one (1) copy of such Confidential Information in its legal archives solely to monitor Recipient’s surviving obligations under this Agreement and comply with all applicable laws and regulations; and (b) other copies of Confidential Information that have been created solely by Recipient’s automatic archiving and back-up procedures to the extent created and retained in a manner consistent with Recipient’s standard archiving and backup procedures. Recipient shall maintain its confidentiality and non-use obligations with respect to the retained copies of Confidential Information.

5. Title; No License. All materials containing or embodying Confidential Information shall remain Discloser’s property. This Agreement does not, and shall not be construed to, grant Recipient any right or license by implication or otherwise to Confidential Information or under any intellectual property or other rights of Discloser.

6. No Obligation or Warranty. Discloser has no obligation to disclose information. Neither party has any obligation to continue discussions or negotiations or enter into any transaction with the other party. Discloser makes no express or implied warranties or representations of any nature regarding Confidential Information. Discloser shall have no liability to Recipient or its Representatives relating to or arising from the use of Confidential Information.

7. Assignment. Neither party may assign this Agreement without the prior written consent of the other party; provided, however, that a party may assign this Agreement, as applicable, to an Affiliate or to an entity in connection with a reorganization, merger, acquisition or other sale or license of all or substantially all of such party’s assets relating to this Agreement. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties’ successors and permitted assigns.

8. Equitable Relief; Governing Law. Any actual or threatened breach of this Agreement may cause Discloser immediate and irreparable harm that cannot be adequately compensated by monetary damages and Discloser shall be entitled to seek injunctive and/or other equitable relief for any actual or threatened breach of this Agreement, in addition to any other remedies available at law or equity. This Agreement shall be governed by and interpreted in accordance with the laws of the State of California without giving effect to any conflict of laws provisions.

9. Notices. Each party shall ensure that all notices, requests or consents (“Notice”) are in writing and delivered to the other party’s address set forth below by any of the following means: (a) personally (effective upon receipt); (b) by depositing with a nationally recognized overnight courier (effective one (1) business day after deposit); or (c) by depositing in the United States Mail, postage prepaid, registered or certified mail with a return receipt requested (effective five (5) days after deposit). Each party shall promptly send a copy of all Notices to the other party’s email(s) set forth below. A party may change the address or email(s) set forth below by Notice delivered pursuant to this Section 9.

TO NGM		TO COUNTERPARTY
ATTN	NGM Contracts/Legal Team	ATTN	James Evangelista

ADDRESS	333 Oyster Point Boulevard	ADDRESS	1 Letterman Drive, Building D,
	South San Francisco, CA 94080		Suite DM-900
San Francisco, CA 94129

EMAIL(S)		EMAIL(S)

10. Entire Agreement; Amendments and Waiver; Severability; Counterparts. This Agreement is the sole agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect thereto, whether oral or written. No amendment, supplement or other modification to this Agreement is effective unless in writing signed by the parties. No waiver of any rights under this Agreement shall be effective unless in writing signed by the party making such waiver. Any waiver or failure to enforce any provision of this Agreement on one occasion shall not be deemed a waiver of any other provision or of such provision on any other occasion. If any provision of this Agreement is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provision or application of this Agreement which can be given effect without the invalid or unenforceable provision and shall not invalidate or render unenforceable such provision in any other jurisdiction. This Agreement may be executed in any number of counterparts (including electronic counterparts). Each counterpart shall be deemed an original as against any party whose signature appears thereon, and counterparts together shall constitute one and the same instrument.

Each party has caused this Agreement to be executed personally or by its duly authorized corporate officers or representatives as of the Effective Date.

NGM Biopharmaceuticals, Inc.		The Column Group LLC

By:	/s/ Valerie Pierce	By:	/s/ Peter Svennilson
Name:	Valerie Pierce	Name:	Peter Svennilson
Title:	SVP & General Counsel	Title:	Managing Partner

Date:	10/31/2023	Date:	10/31/2023

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